SIDLEY AUSTIN llp 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866

June 9, 2011

Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Japan Smaller Capitalization Fund, Inc. Pre- Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-172676 and 811-05992)

Ladies and Gentlemen:

On behalf of Japan Smaller Capitalization Fund, Inc. (the “Fund”), transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “Investment Company Act”) is an amendment to the Fund’s initial registration statement on Form N-2 (the “Registration Statement”), including the exhibits thereto, which amendment constitutes Pre-Effective Amendment No. 1 to the Registration Statement under the Securities Act and Amendment No. 13 to the Registration Statement under the Investment Company Act (the “Amendment”).

The comments set forth below were provided by the Commission’s staff to us as representatives of the Fund by a letter dated March 22, 2011 (the “Comments”).  We have discussed the Comments with representatives of the Fund.  The Amendment is being filed in order to incorporate disclosure addressing the Comments and to make certain updating revisions.  Unless otherwise indicated, defined terms used herein have the meaning set forth in the prospectus contained within the Amendment.

Prospectus

Cover Page

1.	Comment: The third sentence of the first paragraph states that “[t]he Rights entitle the holders to purchase one new share of Common Stock for every [__]

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

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Rights held ....”  Please confirm that the Fund will not issue more than one share for every three Rights held.  Additionally, please explain to us how these offerings of transferable rights will comply with Section 23(b) of the Investment Company Act of 1940.  See Association of Publicly Traded Investment Funds (SEC Staff No-Action Letter (Aug. 2,1985)); and Pilgrim Regional Bank Shares, Inc. (SEC Staff No-Action Letter (Dec. 11, 1991)).

Response: The Fund believes that this offering of transferable rights will comply with Section 23(b)(1) of the Investment Company Act because (1) the Fund intends to issue not more than one share of Common Stock for every three Rights held, (2) the offering fully protects Stockholders’ preemptive rights and does not discriminate among Stockholders (except for the possible de minimis effect of not offering fractional shares) in that each Stockholder will receive one Right per share of Common Stock held on the Record Date and (3) management intends to use its best efforts to ensure that an adequate trading market in the rights will exist for use by Stockholders who do not exercise such rights by, among other efforts, listing the rights on the New York Stock Exchange.  In addition, prior to voting on whether to proceed with the rights offering, the Board of Directors of the Fund will review the information that it believes is necessary in order to make a good faith determination as to the impact of the rights offering on the Fund and its Stockholders.  As a result, the Fund believes that the proposed structure of the rights offering complies and the actions to be taken by the Board of Directors will comply with the Commission Staff’s positions as set forth in the no-action letters cited by the Commission Staff in paragraph No. 1 of the Comments.

Prospectus Summary — The Offer at a Glance — Purpose of the Offer

2.
Comment:  The first paragraph of this section states that “[t]he Fund will seek to enhance its returns by concentrating its investments in a significantly reduced number of issuers than those currently held, and intends to use the proceeds of the Offer to increase its holdings in securities of those issuers.”  Additionally, this paragraph states that, “[o]ver a limited period of time, the Fund intends to significantly reduce its investments in securities of other issuers.”  Please explain how reducing the number of issuers held by the Fund will serve to enhance the Fund’s returns.  Also, please disclose the effect on the Fund’s volatility which may result from increasing investment in a significantly reduced number of issuers.

June 9, 2011

Response: The manager and investment adviser to the Fund expect that the performance dispersion among securities in the Japanese small capitalization market will widen in the medium to long term, and that the Fund would benefit from investing in a more concentrated portfolio.  The disclosure on page 1 has been expanded to state: “The Manager and the Investment Adviser believe that the Fund would benefit from investing in a more concentrated investment portfolio.  In particular, they expect the performance dispersion among securities in the Japanese small capitalization market to widen in the medium to long term.  As a result, the Fund will seek to enhance its investment returns by concentrating its investments in a significantly reduced number of issuers than those currently held, and intends to use the proceeds of the Offer to increase its holdings in securities of those issuers.  Over a limited period of time, the Fund intends to significantly reduce its investments in securities of other issuers.”

With respect to the effect on the Fund’s volatility, the following disclosure has been added on page 1 and page 15:  “Investing in a more concentrated portfolio of investments may result in greater performance volatility.”

Prospectus Summary — The Offer at a Glance — Over-subscription privilege

3.
Comment:  This paragraph states that Record Date Stockholders who fully exercise all Rights issued to them are entitled to subscribe for additional Shares which were not subscribed for by other Record Date Stockholders.  Please explain to us supplementally what the Fund will do if all shares available are not sold, e.g., de-register them.

Response:  The Fund intends to de-register Shares that are not sold.

Prospectus Summary — The Fund at a Glance — Investment policies

4.
Comment:  The second paragraph of this section states that the Manager considers Smaller Capitalization Companies to be those companies whose equity securities are included in the Russell/Nomura Small Cap Index, or companies whose market capitalizations place them in the bottom 2% of the Japanese equity market.  Please disclose the market capitalization range of the investments the Manager will consider Smaller Capitalization Companies.

Response:  The second paragraph has been amended to read as follows (new disclosure is in bold): “Currently, the Manager considers Smaller Capitalization Companies to be those companies whose equity securities

June 9, 2011

are included, at the time of purchase, in the RUSSELL/NOMURA Small Cap™ Index (the “RN Small Cap Index”) and certain other companies (described below) that are not represented in the RN Small Cap Index.  The RN Small Cap Index measures the performance of small companies in Japan and currently consists of approximately 1,100 of the equity securities of the smallest companies included in the RUSSELL/NOMURA Total Market™ Index (the “RN Total Index”), representing the bottom 15% of the total market capitalization of the RN Total Index.  As of May 31, 2011, the highest market capitalization in the RN Small Cap Index was $5.1 billion and the lowest was $73 million. The market capitalizations of companies in the RN Small Cap Index change with market conditions and the composition of the RN Small Cap Index.  The RN Total Index is currently comprised of approximately 1,400 of the largest Japanese equity securities as determined by total market capitalization (in terms of adjusted market capitalization) and measures the performance of the broad Japanese equity market.  Companies representing the bottom 2% of the total Japanese equity market (in terms of adjusted market capitalization) are not included in the RN Total Index and therefore are not included in the RN Small Cap Index.  However, because the companies that belong to this bottom 2% have small market capitalizations, the Manager considers these companies to be Smaller Capitalization Companies.  The Fund does not have a minimum capitalization requirement for a company to be considered a Smaller Capitalization Company. See “Investment objective and policies” and “Risk factors and special considerations — Risks Relating to the Fund’s Operations.””

Prospectus Summary — Risk Factors and Special Considerations at a Glance — Certain Anti-Takeover provisions

5.
Comment: The first paragraph of this section states that the Fund’s Charter and Bylaws and the Maryland General Corporation Law include provisions that could limit the ability of other persons to acquire control of the Fund, to convert the Fund to an open-end investment company, or to change the composition of the Board of Directors.  The Commission staff has recently taken the position that a closed-end investment company organized as a Maryland corporation that elects to opt-in to the Maryland Control Share Acquisition Act acts in a manner inconsistent with Section 18(i) of the Investment Company Act of 1940.  See Boulder Total Return Fund, Inc. (SEC Staff No-Action Letter (Nov. 15, 2010)) (http://www.sec.gov/divisions/investment/noaction/2010/bouldertotalreturn111510.htm). Since the Fund is organized as a Maryland corporation, please provide an

June 9, 2011

affirmative statement that the Fund has not opted in to the Maryland Control Share Acquisition Act.

Response:  The Fund has confirmed that it has not opted-in to the Maryland Control Share Acquisition Act.

6.
Comment:  With regard to the provisions of the Fund’s Charter and Bylaws that would effectively delay, defer, or prevent a change of control, please provide disclosure of:  (1) the rationale for adoption these provisions; (2) the positive and negative effects of these provisions, (3) whether the voting requirements to change the nature of the company’s business, approve extraordinary corporate actions, convert to an open-end investment company, or remove directors are higher than those imposed by federal or state law, and (4) whether the Board of Directors has considered the provisions and determined that they are in the best interest of shareholders.  See Guide 3 to Form N-2.

Response:  (1) With respect to the rationale for the adoption of the various provisions, please note that under “Capital stock —Certain Provisions of the Maryland General Corporation Law and the Charter and Bylaws —Classified Board of Directors; Vote to Elect Directors,” the disclosure currently states “A classified board may render a change in control of the Fund or removal of the Fund’s incumbent management more difficult.  The Fund believes, however, that the longer time required to elect a majority of a classified Board of Directors will help to ensure the continuity and stability of the Fund’s objectives.”  In addition, in the last paragraph of the section entitled “Capital Stock—Certain Provisions of the Maryland General Corporation Law and the Charter and Bylaws,” the disclosure states “These provisions could have the effect of depriving Stockholders of an opportunity to sell their Shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction.  The Board of Directors believes that the provisions of the Fund’s Charter and Bylaws described above provide the advantage of greater assurance of continuity of Board of Directors and management composition and policies and has determined that the foregoing provisions are in the best interests of the Fund’s Stockholders.”   The Fund believes the current disclosure appropriately describes the rationale.

(2) With respect to describing the positive and negative effects of these provisions, in addition to the language described above, the Fund has added the following disclosure under “Capital stock — Certain Provisions

June 9, 2011

of the Maryland General Corporation Law and the Charter and Bylaws”:  “These provisions are expected to discourage certain coercive takeover practices. The Board of Directors believes the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals.

(3) With respect to whether the voting requirements to change the nature of the Fund’s business, approve extraordinary corporate actions, convert to an open-end investment company, or remove directors are higher than those imposed by federal or state law, the Fund notes that under “Capital stock — Certain Provisions of the Maryland General Corporation Law and the Charter and Bylaws — Approval of Extraordinary Corporate Acton; Amendment to Charter and Bylaws,” the disclosure sets forth the Maryland law voting requirements and the Fund’s voting requirements.  In addition, the Fund has added the following disclosure after the fourth sentence of the first paragraph of such section:  “Such 75% voting requirement, which is greater than the minimum requirements under Maryland law or the 1940 Act, can only be changed by a similar 75% vote.”

(4) With respect to whether the Board of Directors has considered the provisions and determined that they are in the best interest of Stockholders, the Fund notes that the following disclosure is included as the last sentence under the section “Capital stock — Certain Provisions of the Maryland General Corporation Law and the Charter and Bylaws”:  “The Board of Directors believes that the provisions of the Fund’s Charter and Bylaws described above provide the advantage of greater assurance of continuity of Board of Directors and management composition and policies and has determined that the foregoing provisions are in the best interests of the Fund’s Stockholders.”

Risks Relating to the Fund’s Operations

7.
Comment: Please inform us whether or not the Fund will disclose any additional risks, modify the current disclosed risks, or make any other changes to the registration statement in light of the recent events in Japan.

Response:  The Fund has added the following disclosure on page 1 as the second paragraph under “The Offer at a Glance — Purpose of the Offer”:

June 9, 2011

“Nomura Asset Management U.S.A. Inc., the Fund’s manager (the “Manager”), and Nomura Asset Management Co., Ltd., the Fund’s investment adviser (the “Investment Adviser”), expect Japan’s economy to begin to recover during the second half of 2011 from the effects of an earthquake and tsunami that devastated the nation’s northeastern coastal region on March 11, 2011.  Based on projected economic trends and current valuations for Smaller Capitalization Companies in Japan, the Manager and Investment Adviser believe that now is an opportune time to raise assets for the Fund to invest in select Smaller Capitalization Companies in Japan.  This belief reflects their view that current valuations are attractive and that the levels of profit of many of these companies are expected to increase in the medium term and over the next several years.”

On page 9, the following disclosure has been added to the section entitled “Risk Factors and Special Considerations at a Glance— Investing in Japan involves certain risks and special considerations not typically associated with investing in U.S. companies.”:

“In addition, on March 11, 2011, a powerful earthquake and resulting tsunami struck northeastern Japan causing major damage along the coast, including damage to nuclear power plants in the region.  The disaster caused large personal losses, reduced energy supplies, disrupted manufacturing and resulted in significant declines in stock market prices.  This disaster, and the resulting damage, could have a severe and negative impact on the Fund’s investment portfolio and, in the longer term, could impair the ability of issuers in which the Fund invests to conduct their businesses in the manner normally conducted.”

On page 35, the following risk factor has been added under “Risk factors and special considerations - Risks Relating to the Fund’s Operations”:

“Japan was adversely impacted by the March 2011 earthquake and tsunami, and the timing for an economic recovery is uncertain.

Japan suffered significant loss and damage from the earthquake and tsunami that devastated its northeastern coastal region on March 11, 2011.  The disaster caused large personal losses, reduced energy supplies, disrupted manufacturing and resulted in significant declines in stock market prices.

June 9, 2011

The Investment Adviser estimates that the capital stock losses resulting from the earthquake in the most affected area will reduce Japan’s gross domestic product by 0.5% in fiscal year 2011 (the year ending March 31, 2012).  Current economic activity in Japan is hampered by supply constraints, and automobile and other manufacturers are facing disruptions in parts procurement that are halting the entire production process.  On the demand front, personal consumption is expected to reflect a material decline for the first half of 2011.

As a result of the earthquake, the Fukushima Daiichi nuclear power plant in northern Japan experienced substantial damage, causing the ongoing release of radioactive materials.  Due to safety concerns, eleven of Japan’s 54 nuclear reactors have been taken out of operation as of June 1, 2011.  Efforts are being undertaken to mitigate the effects of the release of radioactive materials but the extent of the ultimate damage is unclear, and critical areas of the Fukushima-Daiichi complex remain exposed.  The Japanese government is taking proactive steps to coordinate with the International Atomic Energy Agency (the “IAEA”) to manage the crisis and establish protocols to enhance the safety of Japan’s nuclear infrastructure.

Although utility companies are undertaking projects to increase energy supplies, there can be no assurances that such projects will be successful.  In addition, reductions in power usage will be required in Tokyo and other metropolitan areas as a result of the loss of power sources.

Estimates of the economic consequences of the earthquake are preliminary and the actual magnitude of the economic impact of the disaster cannot be calculated at this point.  This disaster, and the resulting damage, could have a severe and negative impact on the Fund’s investment portfolio and, in the longer term, could impair the ability of issuers in which the Fund invests to conduct their businesses in the manner normally conducted.  Although production levels are recovering in some industries as work is shifted to factories in areas not directly affected by the disaster, the timing of an economic recovery is uncertain.”

Repurchase of Shares and Conversion to an Open-End Investment Company

8.
Comment: The third paragraph of this section states that the Board of Directors may consider whether to submit to Stockholder a proposal that the Fund be converted to an open-end investment company.  Please discuss the factors that the

June 9, 2011

Fund’s Board of Directors will consider in determining whether to propose a conversion.  Also, please discuss the risks of investing in open-end funds that are different from the risks of investing in closed-end funds.  Finally, please disclose whether the Fund contemplates charging sales or redemption fees in the event of a conversion to an open-end fund, and whether redemptions will be made in cash or securities.  See Guide 4 to Form N-2.

Response:  The third paragraph under “Capital stock – Repurchase of Shares and Conversion to an Open-End Investment Company” has been revised to read as follows (new disclosure is in bold):

“In addition, if Fund Shares are trading at a discount from NAV, the Board of Directors may also consider whether to submit to Stockholders a proposal that the Fund be converted to an open-end investment company.  In considering whether to propose any such conversion to an open-end investment company, the Board of Directors would consider the factors it considered relevant, which may include the extent and duration of the discount, the liquidity of the Fund’s portfolio, the impact of any action that might be taken on the Fund or its Stockholders, and market considerations. Based on these considerations, even if the Fund’s Shares should trade at a discount, the Board of Directors may determine that, in the interest of the Fund and its Stockholders, no action should be taken.  Any proposal to convert the Fund to an open-end investment company would require the favorable votes of the Fund’s outstanding Shares then entitled to vote and of the Directors as specified below.  Stockholders of an open-end investment company may require the company to redeem their shares at any time (except in certain circumstances as authorized by or under the 1940 Act) at their net asset value, less such redemption charge, if any, as might be in effect at the time of redemption.  This redemption right could require the Fund’s liquidation of a portion of its investment portfolio at a time when independent investment judgment might not dictate such action and, accordingly, may increase the Fund’s portfolio turnover and make it more difficult for the Fund to achieve its investment objective.  In addition, if the Fund converted to an open-end investment company, its Shares would no longer be listed on any stock exchange, and certain of the Fund’s expenses (including transfer agency and shareholder services expenses) would be greater than those that would be incurred by a closed-end investment company. The Fund would expect to pay redemption requests in cash, but intends to reserve the right to pay redemption requests in a

June 9, 2011

combination of cash or securities. If such partial payment in securities were made, investors may incur brokerage costs in converting such securities to cash. If the Fund were converted to an open-end investment company, the Board of Directors would be required to determine whether a redemption fee should be imposed on shares held for a limited time period.  The Board of Directors may, however, determine that the Fund should not take any action to convert the Fund to an open-end investment company or that, due to the characteristics of the Fund’s portfolio securities, it may be inappropriate to convert the Fund to an open-end investment company.”

Statement of Additional Information

Management of the Fund — Directors and Officers

9.
Comment:  The table of information about the Fund’s directors discloses “Other Public Directorships Held by the Director.”  Please modify the table or provide other disclosure of any directorships held by each director during the past five years. See Item 18.6(b) to Form N-2.

Response:  The Fund has added the requested disclosure.

General Comments

10.	Comment: Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the registration statement.

Response:  The Fund has considered each comment made by the staff with respect to disclosure in one location of the filing as applying to similar disclosure found elsewhere in the filing.

11.
Comment:  We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response:  The Fund acknowledges that the staff may have additional comments based on additional information that the Fund supplies supplementally or in any pre-effective amendments.

June 9, 2011

12.
Comment:  If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response: The Fund intends to rely on Rule 430A under the Securities Act and to omit the following information from the form of prospectus included with the Registration Statement that is declared effective by the staff of the Commission:

a.           Estimated Subscription Price;

b.           Estimated sales load;

c.           Proceeds, before expenses, to the Fund;

d.           Last reported sales price on the New York Stock Exchange (to be determined on the date of pricing);

e.           Net Asset Value (to be determined on the date of pricing);

f.           Net proceeds of the Offer;

g.           The information in the table and footnotes under the caption “Summary—Fund expenses” (dependent on the estimated subscription price);

h.           The hypothetical subscription price information under the caption “The Offer—Subscription price” (dependent on the estimated subscription price);

i.             The hypothetical subscription price information and the additional management fees under the captions “The Offer—Certain Effects of this Offer” and “Management and investment advisory arrangements—Compensation and expenses” (dependent on the estimated subscription price); and;

j.           The date of the prospectus.

June 9, 2011

13.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:  The Fund has not submitted and it does not expect to submit an exemptive application or no-action request in connection with the Amendment.

14.
Comment:  Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response:  The Fund submits that its responses to the Comments either are contained in the Amendment filed pursuant to Rule 472 under the Securities Act or, if the Commission requested information supplementally, in this letter.

15.
Comment:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:  The Fund and its management acknowledge the staff’s position.

16.
Comment:  Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The Fund and its management acknowledge the staff’s position.

*   *   *   *   *   *   *  *   *  *

The Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to each Fund’s documents.

Please do not hesitate to contact me at (212) 839-7316 if you have comments or if you require additional information regarding the Fund’s Registration Statement.

Respectfully submitted,

/s/ Carol J. Whitesides

Carol J. Whitesides